Filed by NorthPoint Communications Group, Inc.
 Pursuant to Rule 425 under the Securities Act of 1933 and
 Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
 Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS INCLUDED IN AN EMAIL TO ALL EMPLOYEES OF NORTHPOINT COMMUNICATIONS GROUP, INC. ON AUGUST 21, 2000 AND DISSEMINATED TO EMPLOYEES OF NORTHPOINT COMMUNICATIONS GROUP, INC. ON THE NORTHPOINT INTRANET BEGINNING ON AUGUST 21, 2000:

              [LOGO OF THE POINT, AN UPDATE FROM CEO LIZ FETTER]

                                                                 August 21, 2000


The NorthPoint-Verizon Merger and Employees' Stock Options

Mike Glinsky and I started having "brown bag" sessions with employees last week to talk about NorthPoint's merger with Verizon and answer your questions. These discussions have been helpful to me to learn what's on your mind and what your reaction is to this deal. As I've said in these sessions, I don't expect you to be as excited as I am -- at least not yet. It's a complicated deal, so if you are only 75 percent excited and 25 percent skeptical or questioning, you're in the right frame of mind. I hope as you become more familiar with the details of the deal, you'll share my excitement about all that it means for the future of NorthPoint.

I want to use this issue of The Point to clarify the one area that has caused the most confusion and where many people still have questions: the effect of the merger on employees' stock options.

As you know, all NorthPoint employees hold stock options. They are part of what attracts employees, and they are proof that everyone has an opportunity to contribute to our results -- and an opportunity to share in the success that you make possible.

When we were putting the deal together and had decided to offer a one-time payment to our shareholders of about $2.50 per share, I insisted that we offer something of equivalent value to our employees. The way we are able to do that is by increasing the number of options each employee has been granted and, at the same time, decreasing the exercise price.

Of course, this is not as straightforward as a direct payout, and that's why it has caused so much confusion.

There is a detailed explanation on Lighthouse at http://lighthouse/mergercentral/options.htm. I hope you'll take a few minutes to read it carefully. In addition, let me answer some of the most frequently asked questions:

If you have already exercised your options and hold the stock certificate, you are no longer an option holder. You are a shareholder and you will receive a check in the mail for $2.50 per share just like all other shareholders.

If you still hold options, it doesn't matter if they have vested or not, they will be treated exactly the same way: they will be increased in number and the exercise price will be decreased.

In order to calculate the actual impact on your own options, you need to know two factors that won't be known until after the deal closes. Specifically, you need to know (1) the exact amount that shareholders will be paid ($2.50 is just an estimate) and (2) the value of the new NorthPoint common stock to be used in the calculation, which will be the average of the last sale prices for a share of new NorthPoint common stock as quoted by NASDAQ for the first five full trading days following the closing.

Since we won't know these two numbers until after the close, we chose examples for the calculation on Lighthouse. When we know the real numbers at the end of the week after closing the deal, we'll post a precise calculator on Lighthouse. Then you can enter your number of options and current exercise price, and it will calculate the exact number of options you have in the new NorthPoint as well as your new exercise price. Until that time, no calculation is precise since we can't predict the future. But I assure you that employees will get the same benefit as shareholders and will gain an immediate benefit from the merger with Verizon. In addition, you will be working for the world's No. 1 broadband company, with our potential for success multiplied many times over. That's what's most exciting for me!


The Point is intended for employees of NorthPoint Communications, their friends and family members. Please do not distribute to others outside the company.


NorthPoint Communications Group, Inc. and Verizon Communications will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications

Group, Inc. and Verizon Communications with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.